Exhibit 2.2
AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT
This AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT (this “Amendment”) is made as of December 2, 2019, by and between Pitney Bowes Inc., a Delaware corporation (the “Seller”), and Starfish Parent, LP, a Delaware limited partnership (the “Purchaser”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings given to them in the Purchase Agreement (as defined below).
R E C I T A L S
WHEREAS, the Purchaser and the Seller are parties to that certain Stock and Asset Purchase Agreement, dated as of August 23, 2019 (the “Purchase Agreement”), providing for the sale of the Business (as such term is defined in the Purchase Agreement) by the Seller to the Purchaser, on the terms and subject to the conditions set forth therein;
WHEREAS, pursuant to Section 9.5 of the Purchase Agreement, the Purchase Agreement may be amended by the execution of an instrument in writing signed by the Purchaser and the Seller; and
WHEREAS, the parties hereto desire to amend the Purchase Agreement as set forth herein.
A G R E E M E N T
NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.Amendments to the Purchase Agreement.
1.1    Section 2.5(a) of the Disclosure Schedules is hereby amended by adding the following:
4. Australia - The occurrence of one of the following events: (x) receipt by Purchaser of written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), by or on behalf of the Treasurer of the Commonwealth of Australia (“Treasurer”) stating that the Commonwealth Government of Australia has no objection, or has no objection subject to Acceptable FIRB Conditions, to the transfer of the Transferred Assets and Transferred Employees, and assumption of Assumed Liabilities, as applicable, with respect to Australia contemplated by this Agreement; or (y) the Treasurer ceases to be empowered to make an order under Part 3 of the FATA in respect of such transfer and assumption, as applicable, whichever occurs first; or (z) the relevant periods specified in the FATA having elapsed such that the Treasurer is prohibited by section 77 of the FATA from making an order or decision in respect of the transfer of the Transferred Assets and Transferred Employees, and assumption of Assumed Liabilities, as applicable, with respect to Australia contemplated by this Agreement and such actions are not prohibited by section 82 of the FATA. “Acceptable

FIRB Conditions” means the conditions (i) specified in FIRB GN47 (Tax Conditions); (ii) relating to the protection of sensitive data; or (iii) which otherwise do not materially impede the purchase and sale of the Transferred Assets, Transferred Employees and Assumed Liabilities, with respect to Australia taken as a whole.
1.2    The language in Section 1.5(b) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:
In the event that the portion of the Purchase Price allocated to any Initial Jurisdiction is required by applicable Law to be paid in a Foreign Currency at the Principal Closing, (i) on the Principal Closing Date, the local Subsidiary of the Purchaser shall pay to the Seller (or the applicable local Selling Entity or other Affiliate of the Seller designated by the Seller) an amount in the applicable Foreign Currency equal to (A) such portion of the Purchase Price allocated to the applicable Initial Jurisdiction (as determined in accordance with Section 2.4) in U.S. dollars multiplied by (B) the Exchange Rate as of the Principal Closing Date with respect to each applicable Foreign Currency and (ii) the amount of the Closing Purchase Price payable in U.S. dollars shall be reduced by the portion of the Purchase Price allocated to such Initial Jurisdiction pursuant to the foregoing clause (i). For the avoidance of doubt, the term “Closing Purchase Price” shall mean the aggregate of the amount payable in U.S. dollars at the Principal Closing and any portion of the Purchase Price allocated to an Initial Jurisdiction as payable in a Foreign Currency at the Principal Closing pursuant to the immediately preceding sentence.
2.    Covenants.
2.1    The Purchaser hereby agrees to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain a no objection notification, or no objection notification subject to Acceptable FIRB Conditions, issued by the Treasurer under the FATA, in the most expeditious manner practicable. Such reasonable best efforts shall include, but not be limited to, proactive and regular communications with the Treasurer or his delegates acting through FIRB, negotiation in good faith regarding any potential conditions to such no objection notification including by not withholding, conditioning or delaying the acceptance of any commercially reasonable conditions consistent with this Amendment, and the prompt and timely submission of any supplemental information requested by the Treasurer in connection with the purchase and sale of the Transferred Assets, Transferred Employees and Assumed Liabilities, with respect to Australia. In connection therewith, (x) the Seller shall reasonably cooperate with the Purchaser and (y) the Purchaser shall keep the Seller apprised of the status of any communications with, and any inquiries or requests for additional information from, the Treasurer. For the avoidance of doubt, nothing in this Amendment shall restrict the Purchaser’s ability to consider and comment on any draft conditions proposed to be included in any no objection notification to be issued by the Treasurer under section 74 of the FATA.
3.    Miscellaneous.
3.1    Effect of Amendment. Except as otherwise expressly provided for herein, the Purchase Agreement shall remain unchanged and shall continue in full force and effect. From and after the date hereof, any references to the Purchase Agreement shall be deemed to be references to the Purchase Agreement as amended by this Amendment.
3.2    Successors and Assigns. This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors. This Amendment does not, and is not intended to, confer upon any Person other than the parties to this Amendment any rights or remedies hereunder.
3.3    Governing Law. This Amendment shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Delaware, without giving effect to the conflict of laws rules thereof to the extent that the application of the law of another jurisdiction would be required thereby.
3.4    Counterparts. This Amendment may be executed simultaneously in one or more counterparts (including by facsimile or electronic .pdf submission), and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.
SELLER
PITNEY BOWES INC.
By:    /s/ [●]

Name:	[●]

Title:	[●]

[[5245066]]

PURCHASER
STARFISH PARENT, LP
By:/s/ [●]
Name: [●]
Title: [●]

[[5245066]]